Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended March 31,
	2016	2015
Earnings:
Income before income taxes	$323	$222
Less: Capitalized interest	(2)	(2)
Add:
Fixed charges	53	57
Amortization of capitalized interest	1	1
Adjusted earnings	$375	$278
Fixed charges:
Interest expense	$28	$33
Amortization of debt costs	1	1
Rent expense representative of interest	25	23
Total fixed charges	$54	$57
Ratio of earnings to fixed charges(1)	7.03	4.88

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(1) All ratios shown in the above table have been calculated using unrounded numbers.